Richard A. Kline +1 650 752 3139 RKline@goodwinlaw.com	Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

CONFIDENTIAL TREATMENT REQUESTED
BY HEALTH CATALYST, INC.: HEALTH CATALYST-001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR AND HAVE BEEN SUBMITTED SEPARATELY TO THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS PURSUANT TO 17 C.F.R. § 200.83. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK ‘‘[**]’’.

May 20, 2019
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jan Woo
Michell Austin
Stephen Krikorian
Diane Fritz

Re:	Health Catalyst, Inc.
Draft Registration Statement on Form S-1
Submitted April 10, 2019
CIK No. 0001636422
Ladies and Gentlemen:
This letter is submitted on behalf of Health Catalyst, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on April 10, 2019 (the “Draft Registration Statement”), as set forth in your letter dated May 7, 2019 addressed to J. Patrick Nelli, Chief Financial Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (“Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references

CONFIDENTIAL TREATMENT REQUESTED
BY HEALTH CATALYST, INC.
Securities and Exchange Commission
May 20, 2019

in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.
The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).
Because of the commercially sensitive nature of certain information contained herein, this letter is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.
Prospectus Summary
Business Overview, page 4

1.
You state that for the 12 months ended March 31, 2019, customers who contracted with you in 2015 and 2016 experienced approximately 6 improvements on average and customers who contracted with you prior to 2015 experienced more than 15 improvements on average. While you state that these improvements are “customer-validated,” please explain the process by which you calculated these improvements and disclose any limitations or assumptions underlying the calculations. As part of your response, explain whether the number of improvements was self-reported by customers or whether the number of improvements was calculated by an independent party. Further, explain whether the averages were calculated for all customers in each cohort or for a sample size of each cohort. Finally, please disclose the average improvements per customer for the 2017 and 2018 cohort for a balanced discussion.

RESPONSE:   In response to the Staff’s comment, the Company has revised page 5 of the Amended Draft Registration Statement to disclose the average improvements per customer for the 2017 and 2018 cohort. The Company advises the Staff that a documented improvement is a result that shows a positive change over an established time period in one or more clinical, financial, operational, or experience measures that have been validated and approved by customers, and recorded in the Company’s improvement database. The process begins with the collection of baseline measures. Then, the measures are collected and analyzed, often using the Company’s technologies, to determine if an improvement has occurred after the deployment of the Company’s technologies and services, and customer interventions. The results are monitored and evaluated through the Company’s solution and validated by the customer. The results do not require the calculations of an independent third party. Examples of documented improvements include reduced mortality rates, reduced readmissions, productivity gains, and reductions in variable and direct costs. The Company advises the Staff that the average number of improvements were calculated based on all active, revenue generating Company customers, excluding Medicity-acquired customers,

CONFIDENTIAL TREATMENT REQUESTED
BY HEALTH CATALYST, INC.
Securities and Exchange Commission
May 20, 2019

that signed a contract in such year, and not based on a sample size within such group of customers.

2.
Please provide context regarding your statement that you have achieved strong customer retention by quantitatively disclosing retention rates for each period presented. We note your disclosure that the dollar-based retention rate reflects contraction or attrition but it is unclear the extent to which the decrease in the dollar-based retention rate from 2017 to 2018 is based on customer attrition. We also note the increase in the number of customers in 2018 was primarily due to your Medicity acquisition.

RESPONSE:   In response to the Staff’s comment, the Company has revised page 5 of the Amended Draft Registration Statement to add the Dollar-based Retention Rate for 2017 and 2018 and to add a reference to the increase in the number of customers being primarily due to the Medicity acquisition. The Company respectfully advises the Staff that its Dollar-based Retention Rate metric was essentially flat from 2017 to 2018 and the Company considered providing a more specific quantification of its retention rates; however, the Company believes that disclosure of its Dollar-based Retention Rate is a more relevant and useful metric for investors to evaluate the Company’s business as it takes into account any upsells and also reflects contraction or attrition over the trailing twelve months, but excludes revenue from new customers added in such period. The components that comprise Dollar-based Retention Rate will fluctuate over time but often in ways that are not meaningful to investors. As a result, the Company believes Dollar-based Retention Rate is a more helpful measure for investors to understand the Company’s ability to increase revenue across its existing customer base.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 68

3.
Please revise your overview section to provide a balanced discussion regarding the material challenges, risks and opportunities focused on by your management. For example, discuss any material trends or uncertainties related to the introduction of a new pricing model for your Solution in the fourth quarter of 2018. We note your disclosure that the revenue increase in fiscal year 2018 was primarily “due to increased technology access pricing as customers move beyond lower-level pricing tiers.” Please describe the changes made to the pricing model and disclose the amount of revenue attributable to the pricing model change to the extent material. Further, disclose any material impact on the company if the revenue increase in fiscal year 2018 was due to a non-recurring event. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

RESPONSE:   In response to the Staff’s comment, the Company has revised the disclosures on pages 70 and 71 of the Amended Draft Registration Statement to add the 2018 revenue attributable to the Medicity acquisition, which represents the 2018 material non-recurring event, and to provide a reference to the “Key Factors Affecting Our Performance” section

CONFIDENTIAL TREATMENT REQUESTED
BY HEALTH CATALYST, INC.
Securities and Exchange Commission
May 20, 2019

to direct readers to additional balanced discussion of opportunities and challenges impacting the Company’s business. Furthermore, in response to the Staff’s comment, the Company has revised pages 24 and 85 of the Amended Draft Registration Statement, to clarify that the introduction of new pricing will only impact new customers and to distinguish between customers paying higher technology access fees from contractual, annual escalators as opposed to any pricing changes to current customers. The Company advises the Staff that the increase in technology revenue from current customers is primarily attributable to annual contractual escalators as opposed to pricing changes. There was no material revenue increase in 2018 from pricing changes.
Other Key Metrics
DOS Subscription Customers, page 71

4.
You disclose that you have increased your number of DOS subscription customers as of December 31, 2017 to December 31, 2018. Please clarify whether or not the number of DOS subscription customers includes only customers with active subscriptions as of each period end.

RESPONSE:   In response to the Staff’s comment, the Company has revised the disclosures on page 71 of the Amended Draft Registration Statement to clarify that the number of DOS subscription customers as of the end of a period only includes those customers with active subscriptions as of the end of such period.
Dollar-based Retention Rate, page 71

5.	Please clarify here that your 2017 and 2018 dollar-based retention rates do not include your Medicity customers and state whether this metric will include Medicity customers going forward.
RESPONSE:   In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Amended Draft Registration Statement to clarify that because the Company acquired Medicity in 2018, Medicity customers are not included in 2017 and 2018 Dollar-based Retention Rate metrics. The Company further advises the Staff that the Company is considering whether including former Medicity customers in the calculation of its’ Dollar-based Retention Rate metric going forward after the one-year anniversary of the acquisition will be helpful to an investor’s understanding of the business and will update its’ disclosures as applicable when a determination is made.
Begin, Renew, Expand, Refer, page 72

6.
We note that your number of other customers includes customers who previously purchased perpetual licenses and Medicity customers. Please revise the disclosure here and throughout the prospectus to clarify this metric. In this regard, please include enough information so investors can clearly understand if this number represents current customers, historic

CONFIDENTIAL TREATMENT REQUESTED
BY HEALTH CATALYST, INC.
Securities and Exchange Commission
May 20, 2019

customers, revenue generating customers or some combination of the aforementioned groups.
RESPONSE:   In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Amended Draft Registration Statement to clarify the disclosure in footnote 1 to the table so investors can clearly understand that the number of Other Customers represents customers that generated revenue during the period and that are active at the end of the period.

7.
We note your disclosure that your KLAS Evangelism Score is over twice the healthcare technology industry average score. Please place this metric in context by providing additional information related to this score, such as the period to which your score relates, your score and the healthcare technology industry average score.

RESPONSE:   In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Amended Draft Registration Statement to provide additional context of the Company’s KLAS score relative to the healthcare industry average.
Measurable Improvement Occurs, page 75

8.
Please revise your disclosure to more clearly disclose what your LTM average documented improvements per customer metric represents. Also, please tell us your consideration of providing this metric for each cohort year.

RESPONSE:   In response to the Staff’s comment, the Company has revised page 77 of the Amended Draft Registration Statement to disclose what the LTM average documented improvements per customer metric represents. The Company advises the Staff that the reason it grouped multiple years into one cohort was because of the small number of customers within each cohort. As an example, the 2015 and 2016 cohort has 18 total active customers.
Results of Operations, page 80

9.	Please tell us your consideration of disclosing and providing a discussion related to your accretion of redeemable convertible preferred stock.
RESPONSE:   In response to the Staff’s comment, the Company considered disclosure and discussion of the accretion of redeemable convertible preferred stock in Results of Operations in addition to the disclosures already provided in the Consolidated Financial Statements and related Notes 1 and 13 to the Consolidated Financial Statements. The Company respectfully advises the Staff that it believes that there has been adequate and prominent disclosure of the accretion of redeemable convertible preferred stock in the Amended Draft Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED
BY HEALTH CATALYST, INC.
Securities and Exchange Commission
May 20, 2019

The Company also considered the requirements of Item 303(a)(3) of Regulation S-K and does not believe that the disclosure and discussion of the accretion of redeemable convertible preferred stock is required by such rule. Further, the Company anticipates that upon completion of this offering, its outstanding shares of redeemable convertible preferred stock will convert into shares of common stock and, as such, accretion of the redeemable convertible preferred stock will not have relevance for future periods to a discussion of the Company’s results of operations.
Accordingly, considering the factors described above, the Company believes that additional disclosure of the accretion of redeemable convertible preferred stock within Management’s Discussion and Analysis of Financial Condition and Results of Operations would not provide meaningful new or additional insight into its results of operations or its future prospects and trends to investors.
Certain Relationships and Related Party Transactions
Investor Rights, Registration, and Stockholders Agreements, page 134

10.
You disclose on page 123 that all of your directors currently serve on the board pursuant to provisions of a stockholders agreement. Please include a description of material provisions of the stockholders agreement in this section. While you state that you expect the stockholders agreement to terminate upon the completion of this offering, it appears that the agreement could be material given that the directors who are parties to the agreement will continue to serve on the board until their respective terms expire between 2020 and 2022. Please also provide an analysis of why you believe that the investor rights agreement and the stockholder agreement do not need to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K given that some of your officers, directors and 5% or greater stockholders are parties to these agreements.

RESPONSE:   In response to the Staff’s comment, the Company has revised the disclosures on pages 141 and 142 of the Amended Draft Registration Statement to add a description of the material terms of the Stockholders Agreement. The Company respectfully advises the Staff that it has submitted the Investor Rights Agreement and the Stockholders Agreement as exhibits in the Amended Draft Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED
BY HEALTH CATALYST, INC.
Securities and Exchange Commission
May 20, 2019

Customer Relationships, page 135

11.
We note that you have customer relationships with certain related parties and recognized $8.6 million and $3.8 million in revenue from related parties in fiscal 2017 and 2018, respectively. Please revise this section to separately disclose the dollar amount involved in your transactions with each of these related parties. Additionally, please tell us what consideration you have given to filing your agreements with UPMC, a 6.4% beneficial owner of your common stock. See Item 601(b)(10)(ii)(A).

RESPONSE:   In response to the Staff’s comment, the Company has revised the disclosures on page 142 of the Amended Draft Registration Statement to disclose the dollar amounts for each of the transactions with Allina Health for 2017, Partners HealthCare for 2018, and UPMC for 2017 and 2018.
The Company respectfully advises the Staff that it has reviewed the arrangements and relationship with UPMC, and, based on that review, believes that it is not required to file the agreements with UPMC as material contracts. UPMC is a less than 10% beneficial owner of the Company’s common stock. Additionally, UPMC does not have the right to designate a director, and there is no director associated with UPMC currently serving on the Company’s board of directors. Furthermore, UPMC is not associated with any current executive officer. In addition, the Company does not believe that its business is substantially dependent on its arrangements with UPMC and, therefore, does not believe it is required to file the customer agreement as an exhibit under Item 601(b)(10)(ii)(A) of Regulation S-K.

CONFIDENTIAL TREATMENT REQUESTED
BY HEALTH CATALYST, INC.
Securities and Exchange Commission
May 20, 2019

Health Catalyst, Inc. Notes to Consolidated Financial Statements
Note 1 – Description of Business and Summary of Significant Accounting Policies
Professional Services Revenue, page F-12

12.
You disclose that your professional services, including implementation services, are typically considered distinct. We also note your disclosure on page F-45 that Medicity LLC’s SaaS contracts generally require significant integration, configuration, and implementation services that are performed to create a combined, fully integrated solution. For arrangements that include implementation or customization services, please tell us the significant judgments used in determining if these services should be considered a separate performance obligation. Please refer to FASB ASC 606-10-25-19 through 25-22. Also, tell us how material significant integration or customization arrangements are for each period presented and expand your disclosures to further explain your policy for these arrangements, to the extent they are material.

RESPONSE:   The Company acknowledges the Staff’s comment and respectfully advises the Staff that its professional services, which may include implementation services, are considered distinct when the following criteria from ASC 606-10-25-19 are met:
25-19. A good or service that is promised to a customer is distinct if both of the following criteria are met:
a.   The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).
b.   The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).
One of the significant judgments required in assessing whether the Company’s professional services, including implementation services, are distinct is whether the customer could benefit from the service on its own or in conjunction with other available resources, including a service that is sold separately (by the Company or another entity) as described in ASC 606-10-25-20. Other significant judgments required in assessing whether the Company’s professional services are distinct include assessing whether its services are highly integrated into a bundle of services that represent the combined output specified by the customer as described in ASC 606-10-25-21(a) and assessing whether one or more of the services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other services promised in the contract as described in ASC 606-10-25-21(b).
In limited instances, including certain Medicity contracts, the arrangement requires significant integration, configuration, and implementation services that are performed to

CONFIDENTIAL TREATMENT REQUESTED
BY HEALTH CATALYST, INC.
Securities and Exchange Commission
May 20, 2019

create a combined, fully integrated, customized solution. In those instances, the Company has concluded that the services result in an integrated output, and thus, the services do not meet the criteria within ASC 606-10-25-19 and are not considered distinct within the context of the contract. In that regard, the customer is only able to benefit from the integration, configuration, and implementation services in conjunction with the fully integrated, customized solution. The Company’s other contracts do not require significant integration or customization, and therefore, the Company has concluded that those implementation services are distinct.
When implementation services are not distinct, including certain Medicity contracts, the Company combines that service with the technology solution into a single performance obligation according to the following guidance in ASC 606-10-25-22:
25-22. If a promised good or service is not distinct, an entity shall combine that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the entity accounting for all the goods or services promised in a contract as a single performance obligation.
For each of the years ended December 31, 2017 and December 31, 2018, the total revenue recognized from arrangements with significant integration or customization arrangements was less than 5% of the Company’s total revenue. The Company does not consider the revenue from these arrangements to be significant to its consolidated financial statements and, as such, it determined that no additional disclosure is necessary.
Contracts with Multiple Performance Obligations, page F-12

13.	Please revise to describe the types of products or services for which standalone selling prices are not directly observable.
RESPONSE:   In response to the Staff’s comment, the Company has revised the disclosures on page F-13 of the Amended Draft Registration Statement to more clearly describe the types of products or services for which standalone selling prices are not directly observable.

14.
You disclose that in cases where standalone selling prices are not directly observable, you may utilize the residual estimation method. Please tell us when you utilize this method and how you met one of the criteria in FASB ASC 606-10-32-34(c). In addition, to the extent material, expand your disclosure to outline the reasons for your use of this method and the types of contracts for which this method is used. As part of your response, please quantify the amount of revenue recognized in the periods presented where the residual method is used.

RESPONSE:   The Company acknowledges the Staff’s comment and advises the Staff that the residual estimation method is used when observable standalone selling price data is not

CONFIDENTIAL TREATMENT REQUESTED
BY HEALTH CATALYST, INC.
Securities and Exchange Commission
May 20, 2019

available for certain technology licenses and subscriptions because there is a limited number of standalone transactions and/or prices are highly variable. The Company determines when it is appropriate to apply the residual estimation method in accordance with ASC 606-10-32-34(c), which states:
Residual approach—An entity may estimate the standalone selling price by reference to the total transaction price less the sum of the observable standalone selling prices of other goods or services promised in the contract. However, an entity may use a residual approach to estimate, in accordance with paragraph 606-10-32-33, the standalone selling price of a good or service only if one of the following criteria is met:
1.   The entity sells the same good or service to different customers (at or near the same time) for a broad range of amounts (that is, the selling price is highly variable because a representative standalone selling price is not discernible from past transactions or other observable evidence).
2.   The entity has not yet established a price for that good or service, and the good or service has not previously been sold on a standalone basis (that is, the selling price is uncertain).
The Company typically bundles its technology licenses and subscriptions with professional services, and thus, has only had two standalone sales of technology subscriptions and no standalone sales of technology licenses. Furthermore, the Company has a historical practice of selling its technology licenses and subscriptions at a broad range of prices which can depend on (1) technology product type (SaaS subscription or software license); (2) customer classification (customer type and customer size); and (3) the extent of technology access (number of applications, data requirements, etc.). The broad range of prices has further been impacted by the Company’s highly negotiated contracts as indicated by the length of its sales cycle. The Company performed a robust analysis of historical transaction prices (including both bundled and standalone transactions) using the strata identified above in order to evaluate if a significant number of transactions fell within an acceptable range. In all cases in which a stratum contained a meaningful number of transactions, the Company noted that less than [**]1% of transactions fell within +/- [**]2% of the midpoint, which the Company believes is highly variable.

_______________
1 [**]-Confidential Treatment Requested by Health Catalyst, Inc.
2 [**]-Confidential Treatment Requested by Health Catalyst, Inc.

CONFIDENTIAL TREATMENT REQUESTED
BY HEALTH CATALYST, INC.
Securities and Exchange Commission
May 20, 2019

Given the limited number of standalone sales, the Company has not yet established a price for its technology licenses and subscriptions and the selling price for these offerings is uncertain.
For the majority of the Company’s contracts, it utilizes the residual estimation method for estimating the standalone selling price for technology licenses and subscriptions in accordance with ASC 606-10-32-34(c) due to the Company’s limited number of standalone sales and highly variable or uncertain pricing as described above.
In response to the Staff’s comment, the Company has revised the disclosures on pages 100 and F-13 of the Amended Draft Registration Statement to disclose the reasons for its use of the residual estimation method and the types of contracts for which this method is used.
Note 2 – Business Combinations, page F-19

15.
You disclose that you used the services of a third-party valuation firm to assist us in assessing the fair value of the assets acquired and liabilities assumed. Please revise to clarify the nature and extent of your reliance on the third-party valuation. Refer to Question 141.02 of the Securities Act Sections Compliance and Disclosure Interpretations.

RESPONSE:   In response to the Staff's comment, the Company has revised the disclosure on page F-21 of the Amended Draft Registration Statement to remove references to the third-party valuation firm.  The Company advises the Staff that the management of the Company determined the fair value of the value of the assets acquired and liabilities assumed based on numerous subjective and objective factors, including, but not limited to, the contemporaneous independent valuation performed by a third-party valuation firm.
The Company respectfully advises the Staff that the reference to Question 141.02 is as of September 22, 2016, but as of the last update on November 6, 2017, the reference is Question 233.02 (https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm). As such, the Company has responded to comment #15 based on Question 233.02 of the Securities Act Sections Compliance and Disclosure Interpretations.

CONFIDENTIAL TREATMENT REQUESTED
BY HEALTH CATALYST, INC.
Securities and Exchange Commission
May 20, 2019

General

16.
We note that you have included certain graphics in your prospectus. Please provide us with copies of any other graphical materials or artwork that you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

RESPONSE:   The Company acknowledges the Staff’s comment and advises the Staff that, once available, it will provide the Staff with copies of any graphical materials or artwork that it intends to include in the prospectus in a subsequent filing or supplementally.

17.
Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

RESPONSE:   The Company acknowledges the Staff’s comment, and the Company advises the Staff that to the extent that any written communications as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), are presented to potential investors by the Company or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide to the Staff copies of any such written communications, whether or not the potential investors retain copies of such communications. No such communications have been provided to date.
[Signature Page Follows]

CONFIDENTIAL TREATMENT REQUESTED
BY HEALTH CATALYST, INC.
Securities and Exchange Commission
May 20, 2019

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139.

Sincerely,

/s/ Richard A. Kline

Richard A. Kline

cc:	J. Patrick Nelli, Health Catalyst, Inc.
Daniel Orenstein, Health Catalyst, Inc.
An-Yen E. Hu, Goodwin Procter LLP
David Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
Charles S. Kim, Cooley LLP
Shawn Goff, Ernst & Young LLP